Offering Statement for KronosMD, Inc. ("KronosMD")

KronosMD, Inc. ("KronosMD, Inc.," the "Company," "we," or "us"), a Colorado Corporation incorporated on 10/07/2022, is holding the following offering:

Up to $5,000,000 in Series CF Preferred Stock at $1.00 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000.00 | 10,000 shares of Series CF Preferred Stock
Offering Maximum: $5,000,000 | 5,000,000 shares of Series CF Preferred Stock
Type of Security Offered: Series CF Preferred Stock
Purchase Price of Security Offered: $1.00 per share
Minimum Investment Amount (per investor): $500 | 500 shares of Series CF Preferred Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000.00 by April 18, 2027 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Bonuses:

Time-Based Incentives (<u>Bonus shares applied at the time of investment</u>):

Super Early Bird Bonus**:** Invest within the first 7 days of this Regulation Crowdfunding offering and receive 20% bonus shares.

Early Bird Bonus**:** Invest within the first 21 days of this Regulation Crowdfunding offering and receive 10% bonus shares.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Tier 1: Invest $2,000+ and receive 10% bonus shares.

Tier 2: Invest $5,000+ and receive 15% bonus shares.

Tier 3: Invest $10,000+ and receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Bonus categories do not stack. An investor who qualifies under more than one bonus category receives only the single highest rate for which the investor qualifies, and in no event more than 0.20 bonus shares per purchased share, consistent with the Articles of Amendment designating the Series CF Preferred Stock. The Company is not offering any perk other than bonus shares.*

****Fractional bonus shares will be rounded up to the nearest whole share.*

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to

be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These

Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company, nor any of its predecessors, affiliated issuers, directors, officers, beneficial owners of 20 percent or more of its outstanding voting equity securities, nor any promoter connected with the Company in any capacity, is subject to any bad actor disqualification under Rule 503(a) of Regulation Crowdfunding.

Neither the Company nor any such person is subject to any matter that would have triggered disqualification under Rule 503(a) but occurred before May 16, 2016.

The Company has conducted factual inquiry into whether any disqualification exists, including by obtaining a written questionnaire from each covered person. See Question 29.

Ongoing Reporting

Following the first sale of the Securities, the Company will file an annual report on Form C-AR electronically with the Securities and Exchange Commission and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company's fiscal year ends December 31. Accordingly, each annual report will be available on the Company's website no later than April 30 of the following year.

Once posted, the annual reports may be found on the SEC EDGAR website and on the Company’s website here:

https://kronosmd.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.

2. The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.

3. The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record.

4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

KronosMD, Inc.
1000 Newbury Rd., suite 290 B Thousand Oaks, CA 91320

Eligibility

The following are true for KronosMD, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 29 of this Question and Answer Format).

5. Has filed with the Commission and provided investors to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Dr. Greg Rubin: CEO

Dr. Rubin's primary position is with KronosMD Inc.

Employee Background

Dr. Greg Rubin is a seasoned entrepreneur, executive, and investor with over 40 years of experience across the dental industry, technology, healthcare, and public company leadership. He currently serves as Chief Executive Officer of KronosMD Inc., where he leads the company's mission to transform dental and digital health through advanced ultrasound imaging and artificial intelligence.

Dr. Rubin is also CEO of Kronos Advanced Technologies Inc., a publicly traded company focused on innovation in health technologies, air purification systems, and emerging digital health platforms. In his dual leadership role, he is responsible for corporate strategy, capital markets initiatives, investor relations, and execution of technology commercialization. Dr. Rubin began his career as a practicing dental clinician, formerly served as a clinical instructor at the USC and UNLV schools of dentistry, and developed, built and managed multiple dental group practices in California and Nevada — experience that directly informs KronosMD's clinical product strategy.

Professional Experience and Leadership

- Over 40 years of experience as a dental clinician, inventor with several issued patents, **serial entrepreneur and investor**, with a track record of building and scaling businesses across multiple industries, including multiple dental group practices that he developed, built and managed in California and Nevada.

- Extensive experience in **public markets**, including leadership of publicly traded companies and engagement with institutional and retail investors.

- Active **startup advisor**, supporting innovation-driven ventures in technology and healthcare sectors.

Role at KronosMD

As CEO of KronosMD, Dr. Rubin is leading the development and commercialization of the company's patented **S-WAVE™ platform**, an AI-powered, radiation-free 3D dental ultrasound imaging system designed to enable:

- Remote monitoring, with scans reviewed by a licensed dentist for diagnosis assisted by AI, upon FDA clearance
- Digital impressions for orthodontics and restorative dentistry
- Integration with mobile and cloud-based healthcare platforms

Under his leadership, KronosMD is positioning itself within the rapidly growing **digital health and AI-driven diagnostics market**, with a focus on scalable, non-invasive, and patient-centric solutions.

3-Year Work History

KronosMD, Inc. | CEO | 2022- present

Kronos Advanced Technologies Inc | CEO | Jan 2024 – present

ATOMIQ Inc | CEO | Nov 2024 - present

TekX Mining and Gaming PC Solutions LLC | Co-Founder and CMO | Jan 2020 - present

Current Number of Employees

The Company has no employees.

Dr. Greg Rubin, the Company's sole officer and director, serves as Chief Executive Officer without compensation and is not an employee of the Company. No salary, wages, bonus, deferred compensation or other remuneration has been paid to or accrued for him since inception, and the Company has no employment agreement with him. He is not obligated to devote any particular amount of time to the Company. See the risk factors captioned "The Company has no employees and its sole officer serves without compensation" and "Our management serves multiple affiliated companies, creating potential conflicts of interest."

Members of the Company's Advisory Board serve in an advisory capacity only. They are not employees, officers or directors of the Company, have no management authority, and receive no cash compensation.

Development, engineering, regulatory, accounting, legal and administrative functions are performed by independent contractors and professional advisers engaged on a project basis, or have been provided or funded by the Company's parent, Kronos Advanced Technologies, Inc., without charge to the Company. See "Financial Condition of the Issuer" and Note 10 to the audited financial statements.

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

<u>Principal Security Holder Name</u>

Kronos Advanced Technologies Inc

Shares

43,350,000

Share Class

Common Stock

% Ownership

89.35%

*The shares listed above are held of record by Kronos Advanced Technologies Inc. (“KNOS”). Dr. Greg Rubin, the Company’s Chief Executive Officer, beneficially owns more than 20% of the outstanding voting securities of KNOS and serves as its Chief Executive Officer, and accordingly may be deemed to be the indirect beneficial owner of the 43,350,000 shares of Common Stock held by KNOS. The percentage ownership shown above is calculated on the basis of voting power, with all outstanding shares of Common Stock and Preferred Stock voting together.

Business and Anticipated Business Plan

In one sentence. KronosMD is developing a remote dental monitoring system and device, powered by S-WAVE™, an ultrasound imaging technology designed to capture three-dimensional intraoral scans at home without X-rays, which artificial intelligence analyzes each month and escalates to a licensed dentist (a telehealth dentist working with the Company, or the customer’s own dentist or orthodontist) only when the findings warrant attention. The Company intends to sell mainly directly to consumers, and also through dental and orthodontic practices.

Product naming. The Company markets its remote dental monitoring service under the name Dentist-in-a-Box™ — your dentist, between visits. Dentist-in-a-Box™ is a marketing name for the service. It is not the name of the device, and it does not describe the device's function or any cleared indication. The service does not replace a dentist. Scans are reviewed by a licensed dentist (a telehealth dentist working with the Company, or the customer's own dentist or orthodontist), who makes all clinical decisions. The device itself is identified as S-WAVE™ in this offering statement and will be identified by its established name in any submission to, or correspondence with, the United States Food and Drug Administration and in all device labeling.

Investor Summary — KronosMD in Two Minutes.

This summary restates, in plain words, information found elsewhere in this Form C. It is not a substitute for the full offering statement. Read the entire Form C, including "Risk Factors," before investing.

What the Company is building. S-WAVE™ is designed as a mouthpiece-style tray with ultrasound sensors, intended to capture a three-dimensional image of the teeth, gums and supporting bone without X-rays. The Company's software is intended to compare each scan with the customer's prior scans and alert a licensed dentist only when defined criteria are met. These are design objectives; none has been demonstrated clinically.

Four questions every investor should be able to answer:

1. What problem does KronosMD address? Between checkups, a dentist cannot see what is changing in a patient's mouth. Gum disease and bone loss can worsen between visits and are often found only at the next appointment or when symptoms appear. An estimated 42% of U.S. adults aged 30 and older have periodontitis, a leading cause of tooth loss (National Institute of Dental and Craniofacial Research; Centers for Disease Control and Prevention). Remote monitoring tools available today rely on smartphone photos, which show only the visible surface of the teeth. X-rays can see beneath the surface, but they require an office visit and use radiation.

2. Why do we believe KronosMD can compete? KronosMD owns an issued U.S. patent on ultrasound dental imaging. Patent examiners have cited it as earlier technology in eleven later patent filings, including filings by Colgate-Palmolive, Trophy and Konica Minolta; a citation does not mean those companies use or value the patent. KronosMD also owns the S-Ray research program, including a laboratory prototype and bench test data. S-WAVE™ is designed differently from today's tools: a tray whose sensors scan the whole arch at once, at home, without X-rays. To the Company's knowledge, no product like it is commercially available. Its Chief Executive Officer has more than 40 years in dentistry and is an inventor with several issued patents, and its Advisory Board includes a dentist who has taken a patented oral device through FDA clearance. Competitors are larger and better funded, and S-WAVE™ has not been cleared by the FDA or tested in patients.

3. How does KronosMD intend to make money? KronosMD has no revenue today and cannot sell S-WAVE™ until the FDA authorizes it for home use. The Company intends to sell mainly directly to consumers: the S-WAVE™ tray for about $350, plus a monitoring subscription of about $1 per day (about $365 per year). Licensed dentists working with the Company by telehealth would review alerts and refer customers to a local dentist when needed. S-WAVE™ will also be available through dental and orthodontic practices for their own patients. This

pricing has not been tested, and the Company has no customers and no agreements with dentists or practices. See “Business Model.”

4. What is your investment intended to help create? At the $5,000,000 maximum, about $1.5 million each is intended for the S-WAVE™ software and app and for hardware design, prototyping and manufacturing, $400,000 for regulatory work toward an FDA submission (including a request for early FDA feedback, called a Pre-Submission, and product testing), and $200,000 for new patent applications. A smaller raise funds less; the $10,000 Target Offering Amount would fund only software work. The Company will need substantially more capital to complete FDA review and bring S-WAVE™ to market. See “Use of Proceeds.”



INVESTOR SUMMARY
KronosMD in four questions
Pre-revenue · Not FDA cleared
01 · THE PROBLEM
Between checkups, dentists can’t see gum disease or bone loss developing.
Today’s remote tools use phone photos, which show only the surface. X-rays see beneath it but need an office visit and use radiation.
42% of U.S. adults 30+ have periodontitis (NIDCR; CDC)
02 · WHY WE BELIEVE WE CAN COMPETE
— Issued U.S. patent on ultrasound dental imaging, cited in 11 later patent filings
— Acquired S-Ray lab prototype and bench test data
— Full-arch tray, at home, no X-rays; to our knowledge, none is on the market
— CEO with 40+ years in dentistry and several issued patents; adviser who took an oral device through FDA clearance
Competitors are larger and better funded. S-WAVE™ has not been tested in patients.
03 · HOW WE INTEND TO MAKE MONEY
Mainly direct to consumers, and also through dentists.
S-WAVE™ tray, about $350
Subscription, about $1 a day
Telehealth dentists review alerts and refer to local dentists. Requires FDA authorization for home use; pricing untested; no revenue until then.
04 · WHAT $5M IS INTENDED TO FUND
Software & app $1.51M
Hardware prototyping $1.50M
General & admin $500K
Regulatory & FDA $400K
Sales & marketing $350K
Legal & compliance $300K
Portal fee (4.9%) $245K
Patent filings $200K
The $10,000 minimum funds software only. More capital will be needed to finish FDA review and launch.
Summarized from the KronosMD, Inc. Form C (“Investor Summary,” “Business Model” and “Use of Proceeds”). Allocations are intended and may change. S-WAVE™ is in development and has not been cleared or approved by the FDA. Investing involves a high degree of risk; you could lose your entire investment.

Figure 1. KronosMD in four questions. Summarizes the Investor Summary, Business Model and Use of Proceeds.

What the Company does not have yet. No revenue. No employees. No FDA submission or authorization. No clinical study of S-WAVE™. No product for sale. The Company’s principal assets are one issued U.S. patent, an acquired laboratory prototype with bench data, and its plans.

The terms in plain words. Series CF Preferred Stock at $1.00 per share; minimum investment $500 (500 shares). The price implies a pre-money valuation of $48,516,998, which has not been independently appraised (see “Stated valuation”). Bonus shares of up to 20% are available; bonus categories do not stack. Each investor gives the Chief Executive Officer an irrevocable proxy to vote the investor’s shares, so investors should not expect to vote. Kronos Advanced Technologies Inc. holds 89.35% of the voting power and controls the Company. The Securities may not be resold for one year, and no market for them is expected to develop.

The largest risks, in one line each.

• FDA authorization is required before S-WAVE™ can be sold. The Company expects the FDA to require clinical testing, including in patients who scan themselves at home, and authorization may be delayed or never obtained.

• Published studies support intraoral ultrasound on front teeth scanned by trained clinicians. No study has shown that a full-arch tray used by patients at home is accurate enough for clinical use.

• Larger, better-funded companies already offer remote dental monitoring.

• The Company will need substantially more capital than the Target Offering Amount and may be unable to raise it.

• You could lose your entire investment.

Company snapshot. The following are facts an investor can verify independently. They are stated here so that the remainder of this section can be read in context. Each is discussed in full below.

Granted patent	U.S. Patent No. 10,799,210 B1, *Dental Imaging Apparatus and Method*, issued October 13, 2020; assigned to KronosMD and recorded with the USPTO; maintenance fees current; in force.
Third-party citation record	The Company's patent has been cited as prior art by patent examiners in eleven subsequent filings, including applications by Colgate-Palmolive Company, Trophy Sas, Konica Minolta and The Regents of the University of California. See "Intellectual Property."
Acquired research	The Company acquired the S-Ray intellectual property together with laboratory bench and research data under an executed asset purchase agreement.
Regulatory status	No FDA submission has been filed and no clearance or authorization has been obtained. See "Regulatory Pathway."
Stage	Laboratory prototype. Pre-revenue. No employees. No manufacturing capability.
Planned filing program	More than 30 new patent applications directed at the current device architecture, to be filed using proceeds of this Offering.

Opportunity:

KronosMD is offering up to $5,000,000 of Series CF Preferred Stock in this Regulation Crowdfunding offering, which is open to accredited and non-accredited investors. Investors would acquire an interest at an early stage in a company that owns an issued U.S. patent on ultrasound-based intraoral imaging and intends to build an AI-assisted remote dental monitoring service around it. Early-stage investments carry a correspondingly high risk of loss; see "Risk Factors."

Vision:

Dental care is organized around the office visit. Between appointments, the treating dentist or orthodontist generally has no view of how a patient's teeth, gums and supporting bone are

changing, and problems are often found only when the patient returns or symptoms appear. Existing remote monitoring services rely on smartphone photographs, which record only visible tooth surfaces. To the Company's knowledge, as of the date of this Form C, no remote, full-arch, radiation-free imaging technology that captures structure beneath the visible surface is commercially available.

KronosMD is developing S-WAVE™, a patented, AI-assisted ultrasound imaging tray, to address that gap. S-WAVE™ is designed to let a person capture a full-arch three-dimensional scan at home without X-rays, and to let the Company's software compare each scan with prior scans and alert a licensed dentist only when defined criteria are met. These are design objectives. S-WAVE™ is a laboratory prototype, and none of these capabilities has been demonstrated clinically.


THE PROBLEM
Between visits, your dentist can't see what's changing.
Office visit
The clinician sees the patient's teeth and gums.
Months with no view
No routine view of how teeth, gums and supporting bone are changing.
Next visit
Problems are often found only now, or when symptoms appear.
Today's remote monitoring
Relies on smartphone photographs, which record only the visible tooth surfaces.
The gap KronosMD is working to close
To the Company's knowledge, no remote, full-arch, radiation-free imaging technology that captures structure beneath the visible surface is commercially available.
Illustrative. Statements summarize "The Problem" section of the KronosMD, Inc. Form C. S-WAVE™ is in development and has not been cleared or approved by the FDA.

Figure 2. The gap between office visits. Illustrative; summarizes this section.


S-WAVE™
IMAGING
3D dental scans at home.
Without X-rays.
S-WAVE
9:41
S-WAVE
IMAGING
Start Scan
History
Scan
Settings
CONCEPT RENDERING
S-WAVE™ is a laboratory prototype in development and has not been cleared or approved by the FDA.
The final product may differ.

Figure 3. Concept rendering of the intended S-WAVE™ tray and app. S-WAVE™ is a laboratory prototype; the final product may differ.


HOW IT IS DESIGNED TO WORK
A full-arch 3D scan at home, without X-rays.
In development · Not FDA cleared
01 · SCAN
One tray, one acquisition
A mouthpiece-style tray holds multiple ultrasound sensors that fire at the same time, designed to image teeth, gums and supporting bone across the full arch.
02 · CONNECT
Wired to the patient's phone
The tray connects to the user's smartphone by wire, with no wireless radio on the tray. The app is intended to send each scan for analysis.
03 · REVIEW
A dentist is alerted only when needed
AI software is designed to compare each monthly scan with prior scans and alert a licensed dentist, by telehealth or the user's own, when defined criteria are met.
Intended design, summarized from the KronosMD, Inc. Form C. S-WAVE™ has not been clinically tested and has not been cleared or approved by the FDA; its features and performance may change during development and regulatory review.

Figure 4. How S-WAVE™ is designed to work (intended design; in development; not cleared or approved by the FDA).

Market Opportunity:

The Company's intended market is remote dental monitoring, a service category that sits between dental diagnostic imaging and orthodontic and restorative care, including clear aligner therapy. The category has attracted significant private capital: its largest identified participant, DentalMonitoring SAS, has reported more than one million patients and was valued at more than $1 billion in a 2021 financing (see "Competition").

Align Technology, Inc., the largest manufacturer of clear aligners, has publicly described a global consumer market opportunity of approximately 500 million people, in addition to approximately 15 million annual orthodontic case starts (Align Technology Investor Day, November 23, 2020; figure repeated in Align corporate materials). Separately, peer-reviewed epidemiological research has estimated the worldwide prevalence of malocclusion at approximately 56% of the population, with reported prevalence varying widely by region and stage of dentition (Lombardo et al., "Worldwide prevalence of malocclusion in the different stages of dentition: a systematic review and meta-analysis," European Journal of Paediatric Dentistry, 2020). These third-party figures describe the orthodontic and dental markets generally and do not represent estimates of demand for S-WAVE™. The Company believes they indicate a large population that could benefit from scalable, cost-effective remote dental imaging if S-WAVE™ is successfully developed, authorized and commercialized.

Remote monitoring and early detection. Industry research indicates that dental practices are adopting artificial intelligence, most commonly for imaging and diagnostics, while remaining

less receptive to software that makes treatment recommendations. In the second quarter of 2026, 43% of dentists reported using artificial intelligence for at least one task in their practice and a further 26% reported plans to do so; imaging and diagnostics were the most common current use (American Dental Association Health Policy Institute, "Dentists Use AI to Make Appointments More Efficient, but Draw the Line at Clinical Decision Making," July 2026; American Dental Association Health Policy Institute, "The State of the U.S. Dental Economy: Q2 2026"). S-WAVE™ is designed so that its software escalates findings to a licensed dentist rather than recommending treatment, consistent with that preference.

Periodontal disease is a further area of unmet need. An estimated 42% of U.S. adults aged 30 and older have periodontitis, including approximately 8% with severe disease, and periodontitis is a leading cause of tooth loss (National Institute of Dental and Craniofacial Research, "Periodontal Disease in Adults (Age 30 or Older)"; Centers for Disease Control and Prevention, "Gum Disease Facts," May 15, 2024; Centers for Disease Control and Prevention, "About Tooth Loss," May 15, 2024). A 2023 analysis of dental and medical claims associated periodontal treatment in patients with diabetes with approximately 12% lower overall health care costs in commercial insurance and 14% lower costs in Medicaid, compared with no periodontal treatment (Madhuli Thakkar-Samtani, Lisa J. Heaton, Abigail L. Kelly, Shelly Dionne Taylor, Linda Vidone and Eric P. Tranby, "Periodontal Treatment Associated with Decreased Diabetes Mellitus–Related Treatment Costs: An Analysis of Dental and Medical Claims Data," The Journal of the American Dental Association 154, no. 4 (April 2023): 283–292.e1). An independent 2026 review of oral health innovation identified periodontal prevention as an area in which simple, scalable tools for earlier risk identification, monitoring and payment remain limited (CareQuest Innovation Partners, "Beneath the Surface: 2026 Innovation in Oral Health," Oral Health Innovation Market Map Report, 2026).

The Company did not commission any of these sources. These third-party figures describe dental practice and population health generally, do not refer to the Company, and do not represent estimates of demand for S-WAVE™. The periodontal research summarized under "The Science Behind S-WAVE™" concerns intraoral ultrasound generally, not the Company's device. S-WAVE™ has not been clinically tested, and the Company has not demonstrated any clinical or economic outcome.

Reasons to Invest:

1. **An issued U.S. patent in a new imaging modality.** KronosMD owns U.S. Patent No. 10,799,210 B1, Dental Imaging Apparatus and Method, issued October 13, 2020 and in force. Patent examiners have cited it as prior art in eleven later filings, including applications by Colgate-Palmolive Company, Trophy Sas, Konica Minolta and The Regents of the University of California. See "Intellectual Property."

2. **An established category, approached with a different kind of image.** Remote dental monitoring is an established, venture-backed category whose largest participant reports more than one million patients. Existing services monitor with smartphone photographs, which show only visible tooth surfaces. S-WAVE™ is designed to add radiation-free imaging beneath the visible surface, which the Company believes could reveal changes that photographs cannot. See "Competition."

3. Designed the way dentists say they want to use AI. Dentists are adopting AI most readily for imaging and diagnostics and are least receptive to software that recommends treatment (American Dental Association Health Policy Institute, July 2026). S-WAVE™ software is designed to alert a licensed dentist, who makes every clinical decision.

3. **Aimed at an under-served clinical need.** An estimated 42% of U.S. adults aged 30 and older have periodontitis (National Institute of Dental and Craniofacial Research), and independent industry research has identified tools for earlier periodontal risk identification and monitoring as under-developed (CareQuest Innovation Partners, 2026).

5. An intended recurring-revenue model. The Company intends to sell mainly directly to consumers — the tray plus a monthly monitoring subscription — and also through dental and orthodontic practices, rather than rely on one-time device sales. See “Business Model.”

4. **Clinical leadership and regulatory experience.** The Company’s Chief Executive Officer has more than 40 years in dentistry as a clinician, inventor with several issued patents, and operator, and its Advisory Board includes a dentist who has taken a patented intraoral device through FDA clearance to national commercialization. See “The Team.”

5. **Defined next milestones.** Proceeds are intended to fund an FDA Pre-Submission, design controls and bench verification testing, and the filing of more than 30 new patent applications directed at the current device architecture. See “Use of Proceeds” and “Regulatory Pathway.”

What these reasons are, and are not. Each item above states either a fact the Company believes an investor can verify, or an intention the Company has not yet carried out. KronosMD is pre-revenue, has no customers or employees, has not obtained FDA authorization, and has not tested S-WAVE™ clinically. An investment in the Company is speculative and may be lost in full. Read “Risk Factors” before investing.

Business Overview:

KronosMD, Inc. is a digital health technology company powered by artificial intelligence, developing ultrasound-based imaging designed to produce precise three-dimensional intraoral images. Its patented S-WAVE™ platform is designed to enable full-arch intraoral imaging to be performed either in-office or remotely, reducing reliance on traditional physical impressions and expensive optical scanners.

By combining sensor-rich hardware, advanced ultrasound signal processing, and artificial intelligence, S-WAVE™ is designed to produce precise digital dental models without ionizing radiation exposure. S-WAVE™ is currently a laboratory prototype. It has not been cleared or approved by the U.S. Food and Drug Administration, is not available for commercial sale, and its accuracy has not been established in a clinical study. See "Traction," "Regulatory Pathway" and the risk factors captioned "S-WAVE™ has not been cleared or approved by the FDA" and "The clinical accuracy of S-WAVE™ is unproven." The Company intends to offer S-WAVE™ mainly directly to consumers, as a remote monitoring service with alerts reviewed by licensed dentists by telehealth, and also through dental and orthodontic practices, dental service organizations and clear aligner providers. See “Business Model.”

Traction:

KronosMD has strengthened its foundation by acquiring an issued U.S. patent (together with an earlier, expired U.S. patent), proprietary research data, and intellectual property supporting its ultrasound-based dental imaging platform. The Company is developing S-WAVE™ to integrate sensor-rich hardware with AI-assisted software, for intended use both in-office and remotely.

The Company is preparing to file a new portfolio of more than 30 patent applications covering its current device architecture, to be filed using proceeds of this Offering. The Company has continued to update and develop the underlying intellectual property on an ongoing basis. Provisional applications filed in earlier years by the Company and its predecessor were not converted into non-provisional applications and are no longer pending; those provisional applications were not published. The Company does not believe the expiry of those applications prevents it from seeking patent protection over the relevant subject matter. There can be no assurance that the new applications will be filed, or that any patent will issue from them or provide meaningful protection. See "Intellectual Property." The Company's only unexpired patent is U.S. Patent No. 10,799,210 B1 ("Dental Imaging Apparatus and Method"), issued October 13, 2020, originally applied for by S-Ray Incorporated and assigned to the Company in January 2023. A second acquired patent, U.S. Patent No. 6,589,054 B2, has expired. The Company has also identified a medical electronics manufacturing partner. The Company has acquired a laboratory prototype of the S-WAVE™ system and holds laboratory bench and research data, acquired with the S-Ray intellectual property, that the Company believes shows the core imaging technology functions as intended. Laboratory prototype is an engineering unit used for development and validation; it is not the production device, and S-WAVE™ has not been cleared or approved by the U.S. Food and Drug Administration. The Company intends to seek commercial relationships with dental practices, dental service organizations and clear aligner providers. It has not entered into any such agreement.

Intellectual Property

The Company's patent and intellectual property portfolio was acquired from S-Ray Inc. on December 22, 2022 and is carried on the Company's balance sheet, representing substantially all of the Company's total assets. At December 31, 2025 and 2024 the portfolio was carried at its acquisition cost of $5,166,998, with no accumulated amortization or impairment, because the assets had not yet been placed in service. See Note 4 to the audited financial statements filed as Exhibit A.

Issued patents.

Patent no.	**Title**	**Issued**
10,799,210 B1	Dental Imaging Apparatus and Method	Oct 13, 2020

U.S. Patent No. 10,799,210 B1 was applied for by S-Ray Incorporated and assigned to the Company in January 2023.

Expired patent. As part of the December 22, 2022 acquisition from S-Ray Inc., the Company also acquired U.S. Patent No. 6,589,054 B2, "Inspection of Teeth Using Stress Wave Time Non-

Destructive Methods" (filed July 18, 2001; issued July 8, 2003). That patent has expired; its term ended no later than July 18, 2021. It provides the Company with no right to exclude others, and the technology it describes may now be practiced by anyone. U.S. Patent No. 10,799,210 B1 is the Company's only unexpired patent.

Pending applications. The Company has no patent applications pending.

Foreign protection. The Company holds no issued or pending foreign patents. Patent rights are territorial, and the Company has no patent protection outside the United States.

Planned filing program and prior provisional applications. The Company is preparing to file a new portfolio of more than 30 patent applications directed at its current device architecture, including its fixed-geometry sensor array and single-acquisition imaging method, to be filed using proceeds of this Offering. Provisional applications filed in earlier years by the Company and its predecessor were not converted into non-provisional applications and are no longer pending. A United States provisional application expires twelve months after filing unless a non-provisional application claiming its priority is filed. Those provisional applications were not published, and an unconverted provisional application is not published by the United States Patent and Trademark Office. The Company does not believe the expiry of those applications prevents it from seeking patent protection over the relevant subject matter. There can be no assurance that the new applications will be filed, that any will mature into issued patents, or that any resulting patent would provide meaningful protection.

Forward citations by third parties. United States Patent No. 10,799,210 B1 has been cited as prior art in eleven subsequent patent filings by other parties. Those filings include:

- Colgate-Palmolive Company — WO 2024/063922 A1, *Oral health monitoring device* (2022 priority);
- Trophy Sas — US 2022/0087646 A1, *Ultrasonic periodontal probe* (2019 priority);
- Konica Minolta, Inc. — US 2021/0386405 A1, *Ultrasonic diagnostic apparatus* (2020 priority);
- The Regents of the University of California — US 2021/0093200 A1, *Photoacoustic imaging for noninvasive periodontal probing depth measurements* (2017 priority);
- VisOvum Ltd. — WO 2023/073424 A1, *Ultrasonic endocavitary imaging system and method*;
- epitome GmbH — WO 2023/143839 A1, *Device and method for detecting biofilm in the oral cavity*;
- and five further filings by other parties.

Each of these citations was made by a patent examiner during examination of the citing application rather than by the applicant. A forward citation of this kind indicates that an examining authority identified the Company's patent as relevant prior art in the field of the citing application. **It does not mean that any citing party uses, licenses, has sought a license to, or has acknowledged the Company's patent, and it does not establish that the Company's**

patent is valid, enforceable or infringed. The Company makes no claim that any product of any citing party incorporates or depends upon its patent.

The Company believes the citation record indicates that intraoral ultrasound is an area in which established oral care and dental imaging companies are actively filing patent applications. Investors should understand that this cuts in two directions: it suggests the field is regarded as commercially significant, and it also means the Company may face competition from parties with substantially greater resources. See “Competition” and the risk factor captioned “We face intense competition from larger, better-capitalized companies.”

The Team

Dr. Greg Rubin — Chief Executive Officer. Dr. Rubin has over 40 years of experience in the dental industry as a clinician, inventor with several issued patents, manufacturer, and business operator, and formerly served as a clinical instructor at the USC and UNLV schools of dentistry. He developed, built and managed multiple dental group practices in California and Nevada, and also serves as Chief Executive Officer of KronosMD’s parent company, Kronos Advanced Technologies, Inc. (OTC: KNOS), bringing corporate finance and public-company experience to KronosMD’s commercialization strategy.

Advisory Board

KronosMD is supported by an Advisory Board of recognized leaders in digital dentistry and clinical care. Members of the Advisory Board serve in an advisory capacity only; they are not officers or directors of the Company and have no governance authority.

Prof. Daniel Alter, MSc, MDT, CDT — Chairman of the Advisory Board. Prof. Alter is Professor of Restorative Dentistry at the New York City College of Technology (CUNY) and Executive Editor of Inside Dental Technology. His more than 25 years in the dental profession include over a decade owning and operating a mid-sized dental laboratory, and the National Association of Dental Laboratories recognized him as Educator of the Year in 2016. He holds the Master Dental Technologist designation, is a Certified Dental Technician in two disciplines, and is a widely published author and lecturer on digital dentistry, CAD/CAM workflows, and 3D printing — the digital ecosystem S-WAVE™ scans are designed to feed. Prof. Alter serves without cash compensation and holds no equity in the Company (see Questions 24 and 25).

Jonathan Greenburg, DDS — Advisory Board. Dr. Greenburg is the inventor of ZYPPAH®, a patented, FDA-cleared oral appliance for snoring and sleep apnea, founder of Snore Experts, a network of Southern California diagnosis and treatment centers, and founder and Chief Executive Officer of Sleep Certified, a national education and referral platform for dentists treating sleep-disordered breathing. With a bioengineering background and a doctorate in dentistry, Dr. Greenburg has taken a patented intraoral device from invention through FDA clearance to national direct-to-consumer commercialization. Dr. Greenburg’s direct experience taking a patented intraoral medical device through the FDA clearance process provides the Advisory Board with hands-on regulatory insight relevant to the S-WAVE™ pathway.

Evan Chafitz, DMD — Advisory Board. Dr. Chafitz is a board-certified oral and maxillofacial surgeon with approximately 35 years of experience, a Diplomate of the American Board of Oral and Maxillofacial Surgery and a Fellow of the American Association of Oral and Maxillofacial

Surgeons. He received his DMD from the University of Medicine and Dentistry of New Jersey, completed his oral and maxillofacial surgery residency at Metropolitan Hospital Center/New York Medical College, and served on its teaching staff. His surgical practice spans implants, bone grafting, and reconstructive procedures.

Paul B. Sigfusson, DDS — Advisory Board. Dr. Sigfusson is a general dentist with more than 30 years in practice, focusing on TMD, implant surgery, and implant prosthetics. He holds a certificate in business administration and management from Northwestern University's Kellogg School of Management, combining decades of chairside restorative and implant experience with formal business training.

An Integrated Remote Oral-Health Platform

KronosMD is developing S-WAVE™ as an integrated, AI-assisted platform for remote oral-health imaging and monitoring — an approach the Company believes has not previously been offered in a single solution. The platform is designed to combine, in one device and mobile-connected system: (i) radiation-free intraoral ultrasound image capture; (ii) artificial-intelligence-assisted image processing and interpretation to support the generation of full-arch three-dimensional models; and (iii) remote, longitudinal digital monitoring of a patient's oral health over time, with results shared with the patient's dental professional.

The Company believes the combination of radiation-free ultrasound capture, AI-assisted interpretation, and at-home use in a single platform is novel; however, teledentistry, remote dental monitoring, and AI dental imaging are established and competitive fields, and other companies offer remote monitoring and imaging solutions. S-WAVE™ is intended to support diagnosis and monitoring by, and to extend the reach of, licensed dental professionals; it is not intended to replace professional dental care or in-person treatment. As described under "Regulatory Pathway" and "Risk Factors," S-WAVE™ is in development, has not been cleared or approved by the FDA, and its capabilities have not been demonstrated in peer-reviewed clinical studies of the device. Statements in this section regarding the platform's intended capabilities are forward-looking.

Future Research Direction — Therapeutic Applications.

Over the longer term, the Company intends to explore potential therapeutic applications of its ultrasound technology, including the emerging scientific field of ultrasound-activated (sonodynamic) delivery of anti-inflammatory medications. This is an early-stage research direction only. No therapeutic capability exists in the current S-WAVE™ system, no such application has been developed, tested, or validated by the Company, and any therapeutic function is speculative and may never be developed. A device that delivers medication or therapeutic energy would be regulated by the FDA very differently from an imaging device — likely as a drug-device combination product requiring clinical trials and a separate, substantially longer and more expensive regulatory process that the Company has not begun and may never pursue. The Company's near-term product, and the basis for this Offering, is the S-WAVE™ imaging and monitoring platform described above. Investors should not attribute any value to therapeutic applications, which are forward-looking and subject to the risks described under "Risk Factors."

Future Research Direction — Hard-Tissue Defect Detection.

The Company may also study whether its ultrasound technology could help detect defects in the hard tissues of the teeth, such as cracks and early mineral loss, which laboratory research on dental ultrasound has explored (see "The Science Behind S-WAVE™"). This is an early-stage research direction only. The current S-WAVE™ system is not designed for this purpose, and the Company has not developed or tested any such capability. Ultrasound resolves features on the order of a fraction of a millimeter; the Company makes no claim that S-WAVE™ could detect microscopic or nanometer-scale defects. Any such use would be a new indication requiring its own clinical data and FDA authorization. Investors should attribute no value to it.

The Science Behind S-WAVE™

Independent researchers have been testing whether ultrasound can image the teeth, gums and jawbone without X-rays. The results are encouraging but early, and none of these studies used S-WAVE™. Here is what they found:

• **Ultrasound measured the jawbone about as well as a detailed lab CT scan.** Researchers compared a handheld 20 MHz ultrasound probe with a high-resolution laboratory CT scan on 58 teeth from human cadavers. They found no statistically meaningful difference in bone measurements, and the two methods agreed closely on bone height. Examiners also got consistent results on 19 teenage patients. The study left out back teeth, the tongue side of the teeth and the spaces between teeth, looked mostly at healthy gums, and used equipment supplied by an ultrasound developer, DenSonics Imaging Inc. (Wang et al., J Dent Res, 2026, doi:10.1177/00220345261446952; first reported as a conference abstract, Wang et al., Oral Surg Oral Med Oral Pathol Oral Radiol, 2025;139(3):e96, doi:10.1016/j.oooo.2024.11.074)

• **Ultrasound picked up very small changes in bone.** A 2026 laboratory study removed bone from test samples a little at a time. Ultrasound detected changes of about 0.14 millimeters. The authors compare this with about 0.87 millimeters, a figure often cited for standard dental X-rays. Spotting small changes matters because monitoring means tracking change over time. In the study, repeated measurements were highly consistent and showed no significant bias. The study was done in the lab, not in people, and the authors say it must still be tested in patients. (Abdelrehim et al., PLOS ONE, 2026, doi:10.1371/journal.pone.0349815)



INDEPENDENT RESEARCH · LABORATORY STUDY
In the lab, ultrasound detected bone-level changes smaller than a fifth of a millimeter.
Smallest detectable change in alveolar bone level
40 MHz ultrasound, laboratory model
~0.14 mm
Figure often cited for standard dental X-rays (per the authors)
~0.87 mm
Smaller is better: the bar shows the smallest change each method can pick up.
0.08–0.11 mm
Measurement error, automated to manual
79–100%
Share of bone changes detected, by method and size
0.89–0.99
Consistency of repeated automated measurements (ICC)
No bias
No significant systematic bias vs. photographic reference
WHY IT MATTERS · AND ITS LIMITS
The authors present this as evidence that ultrasound can track change over time, the basis of remote monitoring. It was a proof-of-concept study outside the body. Validation in patients is still required. It did not use or test S-WAVE™.
Source: Abdelrehim T, Qi B, Tran B, et al. "Sub-millimeter quantification of alveolar bone loss using automated 40 MHz high-frequency ultrasound: a proof-of-concept ex vivo validation study." PLOS ONE, 2026. doi:10.1371/journal.pone.0349815. Independent research; the Company did not sponsor it. S-WAVE™ has not been cleared or approved by the FDA.
[VERIFY FIGURES VS. PAPER]

Figure 5. Independent laboratory research (Abdelrehim et al., PLOS ONE, 2026). Not a study of S-WAVE™.

• **A first look in patients (not yet peer-reviewed).** In 2026, researchers from the same laboratory posted a small study that has not yet been peer-reviewed. In 10 patients having gum surgery, a handheld 40 MHz ultrasound probe measured bone level at 28 tooth sites. Its results tracked closely with clinical photographs, and it could detect changes of about 0.14 to 0.16 millimeters. The study was small, used photographs rather than 3D imaging as the reference, and took the ultrasound scans weeks after the photographs. Its findings may change during peer review. (Pandya et al., medRxiv preprint, posted July 1, 2026, doi:10.64898/2026.06.29.26356850)

• **Examiners got consistent results.** In a 2023 study of 64 patients using a handheld 20 MHz probe, repeated scans by the same examiner, and scans by different examiners, gave closely matching measurements. (Figueredo et al., Int J Dent, 2023, article 5494429, doi:10.1155/2023/5494429)

• **Ultrasound generally agreed with the needle test.** Dentists often measure gum thickness by pushing a thin needle through the gum. In a 2024 clinical trial of 34 patients, ultrasound measurements generally agreed with the needle measurements. The differences were statistically significant but small, and the authors judged them not clinically important. (Alizad-Rahvar et al., Head Face Med, 2024;20:23, doi:10.1186/s13005-024-00422-4)

• **A research review is positive.** A 2023 systematic review of 15 studies concluded that ultrasound gives a reliable, precise view of the gums and the tissues supporting the teeth. It also noted that no ultrasound device made for this purpose was yet available for clinical use. (Renaud et al., Diagnostics, 2023;13(3):365, doi:10.3390/diagnostics13030365)

• **Software is learning to read these images.** A study published in 2025 trained artificial intelligence software to outline the gums, bone and tooth surfaces automatically in ultrasound videos from 30 patients. Its measurements agreed closely with measurements made by experts. S-WAVE™ is designed to combine ultrasound scanning with this kind of software. (Kumaralingam et al., J Dent Res, 2026;105(8):1001-1008, published online 2025, doi:10.1177/00220345251387713)

• **Hard-tissue defects (laboratory research).** Laboratory studies have used ultrasound to detect early mineral loss on tooth surfaces (Science, 1970) and to image cracks in a simulated human tooth (Culjat et al., Dentomaxillofacial Radiology, 2005). Ultrasound can also pass through fillings that block X-rays. These were laboratory studies. S-WAVE™ has not been designed or tested for these uses, and the Company makes no claim that it can detect cracks or decay. See "Future Research Direction — Hard-Tissue Defect Detection."

• **Engineering heritage.** In the 1990s, NASA's Langley Research Center adapted ultrasound methods it had developed for inspecting aircraft structures into an experimental ultrasonic periodontal probe, patented it (U.S. Patent No. 5,755,571) and licensed it for commercial development in 2000 (NASA Spinoff, 2008). The Company is not affiliated with NASA, and NASA has not reviewed or endorsed the Company or S-WAVE™.

These studies concern ultrasound and AI dental imaging in general, not the S-WAVE™ device. S-WAVE™ has not been the subject of any published study and has not been cleared or approved by the FDA. The Company believes this research supports the basic science behind S-WAVE™. Several of the studies above (Wang, Figueredo and Kumaralingam) come from the same University of Alberta research program, which the Company understands is associated with DenSonics Imaging Inc. (see "Competition"). Investors can review the studies themselves using the citations above.

What this research does not show. Most studies used a handheld probe held by a trained examiner, not a tray. They looked mainly at front teeth on the cheek side, and mostly at healthy gums. Some measurements were less reliable: a 2026 lab study found good results for bone height, but poor results for gum thickness and almost none for bone thickness (Estrade et al., Ultrasound in Medicine & Biology, 2026). No published study has tested a full-arch tray, back teeth, the spaces between teeth, moderate or severe gum disease, or patients scanning themselves, which are the conditions S-WAVE™ is intended for.

Regulatory Pathway

Regulatory Status. S-WAVE™ is a medical device and will be subject to regulation by the U.S. Food and Drug Administration (FDA) under the Federal Food, Drug, and Cosmetic Act. As of the date of this Offering, S-WAVE™ has not been cleared or approved by the FDA, the Company has not yet submitted an application to the FDA, and S-WAVE™ may not be marketed for clinical use in the United States until the required authorization is obtained.

Anticipated Pathway. The Company anticipates seeking marketing authorization for S-WAVE™ through the FDA's 510(k) premarket notification process for Class II medical devices. Diagnostic ultrasound imaging systems used by health care professionals are generally regulated by the FDA as Class II devices (21 CFR 892.1560), and the Company believes S-WAVE™, in its initial professional-use configuration, is likely to fall within that classification. To the

Company's knowledge, no intraoral dental ultrasound imaging system has been cleared by the FDA. Because S-WAVE™ incorporates novel features — including artificial intelligence-assisted image processing and intended capability for full-arch and remote capture — the Company intends to confirm the device's classification, the appropriate predicate device(s), and the required testing with the FDA through a pre-submission ("Q-Submission") meeting before filing. If the FDA determines that no suitable predicate device exists, S-WAVE™ may instead require a De Novo classification request, and if the FDA determines the device presents higher risk, a more extensive premarket approval process could be required.

Current regulatory status. As of the date of this Form C:

- The Company has **not** submitted any application, premarket notification, De Novo classification request or other submission to the United States Food and Drug Administration in respect of S-WAVE™.
- No S-WAVE™ product has been cleared, authorized or approved by the FDA.
- The Company has not received any communication from the FDA regarding S-WAVE™, including any communication concerning device classification, the availability of a predicate device, or the sufficiency of any testing plan.
- No clinical study of S-WAVE™ has been conducted.

Next intended regulatory step. The Company is preparing a Pre-Submission (a "Q-Submission") to request FDA feedback on the appropriate regulatory pathway for S-WAVE™, the acceptability of a predicate device, and the testing that would be required to support a subsequent submission.


THE ROAD AHEAD
From acquired IP to an FDA submission
Completed
In preparation
Planned · intended use of proceeds
Future · may require additional capital
0
IP and prototype acquired
Issued U.S. patent, laboratory bench data and a laboratory prototype, acquired from S-Ray Inc. in December 2022.
1
FDA Pre-Submission
A Q-Submission asking FDA for feedback on the regulatory pathway, predicate device and required testing.
2
Design controls and bench testing
Acoustic output, biocompatibility, electrical safety, and software verification and validation.
3
New patent program
More than 30 new applications on the current device architecture.
4
Clinical accuracy study
Including people scanning themselves at home, against an accepted comparator.
5
FDA submission
For home use by consumers: 510(k) or De Novo, as FDA feedback indicates. Requires a study in people scanning themselves.
Summarized from the KronosMD, Inc. Form C ("Regulatory Pathway" and "Use of Proceeds"). No FDA clearance or approval has been obtained, and no application has been submitted. Any step may be delayed or may not succeed. Timing will be added once the Form C milestones are final.
[TIMING PENDING]

Figure 6. Development and regulatory roadmap. No FDA clearance or approval has been obtained; any step may be delayed or may not succeed.

Preparation and filing of a Pre-Submission is a request for FDA feedback. **It is not an application for clearance or authorization, it does not begin any review of the device for marketing, and it confers no regulatory status on S-WAVE™ or on the Company.** Following receipt of FDA feedback, the Company would still be required to complete the testing described below, prepare a premarket submission, file it, and obtain a favorable determination before any product could be marketed.

No assurance. There is no assurance that the Company will file a Pre-Submission, that the FDA will respond in a manner favorable to the Company, that the Company will obtain the capital required to complete the testing and submission described below, that any submission will be filed, or that any clearance or authorization will be granted, on any timeline or at all. Any statement in this Form C regarding the Company's regulatory plans is a forward-looking statement. **Nothing in this Form C should be read as a representation that FDA clearance or authorization is likely, imminent, or assured.**

Monitoring indication. The Company intends to seek authorization for a monitoring indication — tracking change over time, with findings reviewed by a licensed dentist — rather than a standalone diagnostic indication delivered to the user. A monitoring indication keeps the licensed dentist as the decision-maker. Investors should understand that because the software is intended to escalate findings to the dentist only when defined criteria are met, the FDA will be concerned with the software's failure to escalate a finding that required attention. Validating that performance requires clinical data characterizing the software's sensitivity for each condition the Company claims to detect. The Company has not begun that work and has not determined its

cost. The Company’s Advisory Board includes a member with direct experience obtaining FDA clearance for a patented intraoral medical device, which the Company expects to draw upon in planning its regulatory strategy.

Home use first. Because the Company intends to sell S-WAVE™ mainly directly to consumers, it currently intends that its first FDA submission seek authorization for home use by lay users, with scans reviewed by licensed dentists, rather than first seeking clearance for professional (chairside) use only. Devices intended for use by non-professionals in the home are subject to additional FDA expectations, including human-factors and usability validation and labeling appropriate for lay users. In October 2025, the FDA created a Class II classification for ultrasound imaging systems used by lay users to acquire images at home for interpretation by a health care professional (21 CFR 892.1590), when it granted a De Novo request for a home fetal-ultrasound device (Pulsenmore ES, DEN240074). Devices of that type may be marketed through a 510(k) premarket notification, subject to special controls that include clinical performance testing in representative lay users against a clinical comparator, human-factors validation, a user training program and limits on scanning. The Company intends to ask the FDA, in its Pre-Submission, whether S-WAVE™ could proceed under that classification or would require its own De Novo request because its dental indication differs. In either case, the Company expects home-use authorization to require a clinical study in people who scan themselves, which the Company has not designed, costed or begun. Seeking home use first is expected to make the Company’s first submission larger, slower and more costly than a submission for professional use only. Depending on FDA feedback, the Company may instead decide to seek professional use first, which would delay direct-to-consumer sales.

Recent FDA clearances of AI-assisted ultrasound. The FDA has recently cleared several ultrasound products that use artificial intelligence, in each case with a physician making the diagnosis. In June 2026, Philips received 510(k) clearance for an update to its general-imaging ultrasound systems that adds automated measurements and AI decision support for classifying breast and thyroid lesions. In July 2026, ThinkSono received 510(k) clearance for AI software that guides healthcare staff without ultrasound training to capture leg-vein scans for suspected deep vein thrombosis, which remote physicians then interpret; the company described it as the first AI guidance platform cleared in the United States for that purpose. Also in July 2026, DeepHealth received 510(k) clearance for AI software that helps physicians detect and characterize breast lesions on ultrasound and drafts reports. In October 2025, as described above, the FDA created a classification for home ultrasound devices used by lay users, with images interpreted by a health care professional. The Company believes these clearances show that the FDA has an established basis for reviewing AI-assisted ultrasound in which a clinician remains responsible for diagnosis — the model S-WAVE™ is designed to follow. None of these products is a dental device or is related to the Company. Their clearance does not mean that S-WAVE™ will be cleared, or indicate the pathway, cost or timeline of any Company submission. To the Company's knowledge, no AI-assisted intraoral ultrasound device has been cleared by the FDA.

Use of Proceeds for Regulatory Activities. The Company intends to apply a portion of the proceeds of this Offering to the regulatory activities required to support an FDA submission, including establishing design controls under the FDA’s Quality System Regulation (21 CFR Part 820), completing verification and validation (bench and, as applicable, clinical) testing, conducting the pre-submission process, and preparing the required regulatory documentation.

No Assurance. The FDA regulatory process is costly, time-consuming, and inherently uncertain. There can be no assurance that the Company will pursue the anticipated pathway, that the FDA will agree with the Company's proposed classification or predicate, that a submission will be made on any particular timeline, or that the FDA will grant clearance or approval on acceptable terms or at all. Any delay in, or failure to obtain, FDA authorization would materially and adversely affect the Company's business, financial condition, and ability to commercialize S-WAVE™. The Company's statements regarding its anticipated regulatory strategy are forward-looking and are subject to the risks described under "Risk Factors."

Business Model:

The Company intends to sell S-WAVE™ mainly directly to consumers as a remote dental monitoring service — the tray plus a monitoring subscription — with alerts reviewed by licensed dentists working with the Company by telehealth. It also intends to make S-WAVE™ available through dental and orthodontic practices, so that practices can monitor their own patients.

Intended workflow. *A customer captures a three-dimensional intraoral scan at home with the S-WAVE™ tray, connected by wire to a smartphone, at intervals set by the service. The scan is sent to the Company's platform, where software compares it with the customer's prior scans. When the analysis identifies a finding that meets defined criteria, the platform notifies a licensed dentist: for consumers who buy directly, a telehealth dentist working with the Company, who may refer the customer to a local dentist; for patients enrolled by a practice, that practice's dentist or orthodontist. The dentist decides what action to take. The Company does not intend for the software to deliver a diagnosis to the customer. The Company has not yet engaged any telehealth dentist.*

Intended pricing. *The Company intends to price the S-WAVE™ tray at approximately $350 and the monitoring subscription at approximately $1 per day (about $365 per year). Pricing for practices has not been set. For context, publicly reported descriptions of the commercial model of DentalMonitoring SAS, the largest identified remote dental monitoring company, indicate recurring software fees reported at approximately $300 to $500 over an average orthodontic treatment, billed to practices. The Company has not tested its pricing, has no customers, and has no executed agreement with any practice, telehealth dentist, dental service organization or aligner provider.*

What the Company does not yet have. *No pricing has been tested with consumers or agreed with any practice. The Company has no network of telehealth dentists, no consumer marketing program, no billing infrastructure, no clinical support capability and no salesforce. It has not determined the cost of acquiring a consumer or a practice as a customer, and it has not obtained a costed bill of materials for the tray.*

Competition:

The Company distinguishes between two categories of company often grouped together as "dental AI," because they compete with the Company in different ways.

Artificial-intelligence interpretation software. Companies including Overjet, Pearl and VideaHealth supply software that reads and interprets dental images that have already been captured by other equipment, typically radiographs and cone-beam computed tomography. Those

companies hold multiple FDA clearances, are deployed across dental service organizations, are substantially better capitalized than the Company, and have generated revenue. They are not, however, image-capture companies. Their products do not generate an intraoral image; they analyze one produced by a separate device, and they do not remove the need for that device, for a trained operator, or for ionizing radiation. The Company does not compete with these companies on image capture, and may in the future be complementary to them.

Participants in this segment are also expanding beyond their original products. Overjet, for example, has extended from image analysis into clinical documentation, claims review, patient communication and payer programs, and in 2026 was reported to have expanded its deployment to more than 400 practices affiliated with Dental Care Alliance (CareQuest Innovation Partners, "Beneath the Surface: 2026 Innovation in Oral Health," 2026, citing CareQuest Innovation Partners and MATTER, "CareQuest Innovation Partners and MATTER Introduce 2026 SMILE Health Cohort and Newest ACCELERATE Pilots," June 23, 2026; Overjet, "Overjet Raises $53 Million: The Largest Investment in the History of Dental AI," March 5, 2024). Larger dental software, imaging, practice-management and insurance-administration platforms may develop, acquire or bundle monitoring or clinician-escalation features of the kind the Company intends to offer. See the risk factor captioned "Larger platforms may replicate or bundle the features the Company intends to offer."

Image-capture devices. The Company does compete with image-capture equipment. Optical intraoral scanners — including Align Technology (iTero), 3Shape (TRIOS), Medit, Dentsply Sirona (Primescan) and SHINING 3D (Aoralscan) — generate three-dimensional digital models of the intraoral environment and are widely deployed. Conventional dental radiography and cone-beam computed tomography, supplied by Dentsply Sirona, Envista/DEXIS, Planmeca and Carestream Dental among others, produce two- and three-dimensional images of hard tissue. All of these systems are commercially proven, hold regulatory authorizations the Company does not, and are supported by manufacturing, service and distribution networks the Company does not have.

Remote dental monitoring platforms — the Company's intended category. This category monitors treatment remotely between in-office visits, and is the category in which the Company intends to compete. The largest identified participant is DentalMonitoring SAS of Paris, France, founded in 2014. Based on publicly reported information, that company has raised approximately $201 million to $255 million, was valued at more than $1 billion in a 2021 financing led by Mérieux Equity Partners and Vitruvian Partners, counts Straumann Holding among its investors, and holds more than 200 patents. It has reported more than one million patients in more than 50 countries, more than one billion intraoral images captured on its platform, approximately 6,500 registered dental professionals across 53 countries, more than 7,000 practices served, and more than 400 employees across 18 countries. It has obtained EU-MDR certification and has announced FDA-validated AI-driven clinical indications for orthodontic patients.

Its model is materially different from a direct-to-consumer model in a way investors should understand. The platform is prescribed and directed by the treating dentist or orthodontist; the patient captures images at home using a positioning device, and the software returns findings to the clinician, who decides whether to intervene. Publicly reported descriptions of its commercial model indicate that the hardware functions principally as an entry cost for the practice while recurring software fees — billed per patient per month or per case, and reported at approximately

$300 to $500 over an average orthodontic treatment — represent the substantial majority of revenue.

Investors should draw three conclusions from this. First, a substantial market exists for AI-assisted remote dental imaging, and a company has built a business valued at more than $1 billion serving it. Second, that company required approximately seven years and more than $200 million of capital to reach one million patients, with more than 200 patents and a strategic industry investor — a scale of time and capital far beyond the Maximum Offering Amount of this Offering. Third, the leading participant monetizes a recurring clinical workflow through dental practices. The Company intends a different, mainly direct-to-consumer model, which has not been shown to work at scale in this category and requires reaching and retaining consumers directly. The Company is substantially smaller, has no customers, no revenue and no regulatory authorization, and would be a late entrant to a category in which an established participant holds a significant lead.

How the Company intends to differentiate within this category. Existing remote dental monitoring platforms analyze photographic images captured by a patient's smartphone. Photographic monitoring records the visible surfaces of the clinical crown. It does not image root position or angulation, alveolar bone level, or periodontal attachment, because visible light does not propagate through tissue. S-WAVE™ is intended to capture a three-dimensional ultrasound scan that includes sub-surface structure. The Company believes monitoring that includes sub-surface structure could identify changes that photographic monitoring cannot, and that this is the basis on which it would compete. **This is a design objective. The Company has not demonstrated it, has no clinical data comparing S-WAVE™ to photographic monitoring, and there is no assurance that any such difference would prove clinically meaningful or commercially valuable.**

Freedom to operate. DentalMonitoring SAS has publicly asserted its patents against another remote dental monitoring company in connection with an intraoral image-capture positioning device. The Company's S-WAVE™ platform includes a tray-form device positioned in the mouth to capture intraoral images. **The Company has not obtained a freedom-to-operate opinion and has not conducted a clearance analysis against the patent portfolios of DentalMonitoring SAS or any other party.** If a third party were to assert patents against the Company, the Company would have limited resources with which to defend itself, and an adverse outcome could prevent it from commercializing its technology. See the risk factor captioned "Third parties may hold patent rights that the Company's technology infringes."

How the Company's technology is intended to differ. Optical intraoral scanning is a line-of-sight modality: it captures the surfaces the scanner can see. It does not image structures below the gingival margin, through soft tissue, or beneath the visible surface. Radiographic imaging reaches those structures but requires ionizing radiation, shielded facilities, licensing and trained operators. Ultrasound propagates through tissue without ionizing radiation. The Company's S-WAVE™ platform is designed to combine sub-surface imaging capability with the absence of a radiation-safety burden — a combination the Company believes is not available in any commercially marketed dental imaging system today. That distinction is the basis of the Company's strategy. It is not a competitive advantage unless and until the Company obtains regulatory authorization and demonstrates clinical performance, neither of which it has done.

Status of ultrasound in dentistry. Established oral care and dental imaging companies are filing patent applications in intraoral ultrasound; the Company's own patent has been cited as prior art by examiners in filings by Colgate-Palmolive Company, Trophy Sas, Konica Minolta and others, as described under “Intellectual Property.” None of those parties is known to market a cleared product of the kind described in this Form C. Intraoral ultrasound has been the subject of academic research for many years. Published reviews of the field have concluded that a principal outstanding task is the transition of dental ultrasonography from a research tool to a clinical tool. NASA’s Langley Research Center developed and patented an ultrasonic periodontal probe in the 1990s and licensed it for commercial development in 2000; the Company is not aware that it has been cleared by the FDA or broadly adopted. To the Company's knowledge, no ultrasound-based intraoral imaging system generating three-dimensional intraoral images has received FDA clearance or authorization or is commercially marketed in the United States.

Other parties are working on dental ultrasound. The Company is aware of a patented dental ultrasound program at the University of Alberta, which has received public commercialization funding and has reported a handheld two-dimensional intraoral ultrasound device with three-dimensional imaging as a stated objective. The Company understands that this program is associated with DenSonics Imaging Inc., which supplied the ultrasound system used in a 2026 peer-reviewed accuracy study cited under “The Science Behind S-WAVE™.” Additional academic and commercial programs may exist of which the Company is not aware, and any of them may reach the market before the Company does.

The absence of a cleared predicate cuts both ways. Because no ultrasound-based intraoral imaging device appears to have been cleared, the Company may have no suitable predicate device for a premarket notification under Section 510(k) and may be required to pursue De Novo classification, which is generally longer and more expensive. The same fact that supports the Company's claim to a novel modality also increases its regulatory burden. See “Regulatory Pathway” and the risk factor captioned “S-WAVE™ has not been cleared or approved by the FDA.”

Competitive disadvantages. The Company has no revenue, no employees, no FDA authorization, no manufacturing capability, no published clinical study of its own device, and held cash of $582 at its most recent fiscal year end, December 31, 2025. Every named company above exceeds the Company on each of those measures. Incumbent equipment manufacturers may also develop or acquire ultrasound-based imaging capability, and have the resources to do so faster than the Company can.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our officers and directors. The loss of our officers, directors or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company is pre-revenue, and its independent auditors' report describes substantial doubt about its ability to continue as a going concern.

The Company has generated no revenue since inception. At December 31, 2025 it held cash of $582, owed $10,000 to its parent on demand, and had an accumulated deficit of $52,768. Its operating costs have been funded by advances from Kronos Advanced Technologies, Inc., which is under no obligation to continue them, and the Company has no committed source of financing and no credit facility. Management has concluded that these conditions raise substantial doubt about the Company's ability to continue as a going concern, and that its plans, which depend on this Offering, are not sufficient to alleviate that doubt (Note 3 to the audited financial statements). The report of the Company's independent auditors, BAS Partners LLC, dated September 24, 2026, includes a paragraph describing that substantial doubt. The Company will require substantial additional capital beyond this Offering to fund product development, regulatory activities, and operations, and there is no assurance such capital will be available on acceptable terms or at all. If the Company cannot obtain sufficient funding, it may be unable to continue operations, and investors could lose their entire investment.

S-WAVE™ has not been cleared or approved by the FDA, and the regulatory process is uncertain, costly, and time-consuming.

S-WAVE™ is a medical device that may not be marketed for clinical use in the United States without FDA authorization, which the Company has not obtained and for which it has not yet

applied. The Company anticipates pursuing 510(k) clearance as a Class II device, but the FDA may disagree with the Company's proposed classification or predicate, may require a De Novo request or a more extensive premarket approval process, and may require additional testing or data. The Company intends its first submission to seek authorization for home use by consumers, which is subject to additional requirements, including clinical performance testing in representative lay users, human-factors validation and user training, and the Company expects it to require a clinical study that it has not designed, costed or begun. Delays in, or failure to obtain, FDA authorization — or the imposition of unexpected conditions — would materially and adversely affect the Company's business and its ability to commercialize S-WAVE™, and could render the investment worthless. To the Company's knowledge, no intraoral dental ultrasound imaging device has been cleared by the FDA, and the FDA may therefore treat S-WAVE™ as raising new questions that require additional data.

Our product is in development and may never be successfully commercialized.

The Company has acquired a laboratory prototype and completed bench testing, but S-WAVE™ is not a finished product. Significant engineering, design-for-manufacture, verification and validation, clinical performance work, and manufacturing scale-up remain. Development-stage medical devices frequently encounter delays, cost overruns, and technical obstacles, and the Company's bench results may not translate into a commercially viable, clinically accurate, or manufacturable product. There is no assurance the Company will complete development or achieve commercial sales.

Potential therapeutic applications of our technology are speculative, unproven, and would face a separate and more demanding regulatory pathway.

The Company has expressed an intention to explore, over the long term, therapeutic applications of its ultrasound technology, including ultrasound-activated delivery of anti-inflammatory medications. This is a research direction based on emerging external science; it is not a feature of the current S-WAVE™ system, has not been developed or tested by the Company, and may never be technically feasible, safe, effective, or commercially viable. Any therapeutic or drug-delivery function would cause the relevant product to be regulated by the FDA as a therapeutic device or a drug-device combination product, requiring clinical trials and a substantially longer, costlier, and more uncertain regulatory process than the imaging pathway described in this Form C — a process the Company has not begun. Investors should base their investment decision solely on the S-WAVE™ imaging and monitoring platform and should attribute no value to any potential therapeutic application.

The clinical accuracy of S-WAVE™ is unproven, and independent research on intraoral ultrasound does not validate our device.

The Company's value proposition depends on S-WAVE™ producing clinically reliable, full-arch three-dimensional images. That capability has not been demonstrated in peer-reviewed clinical studies of the S-WAVE™ device. The independent research referenced in this Form C concerns intraoral ultrasound and dental imaging generally, not S-WAVE™, and should not be understood as validating the Company's device, its accuracy, or its safety. Published studies of handheld intraoral ultrasound have measured mainly front and premolar teeth, scanned by trained clinicians, in mostly healthy tissue, and have reported weaker agreement with reference imaging for some measurements, such as gum and bone thickness. No study has shown that a full-arch

tray, imaging back teeth and the surfaces between teeth and operated by patients at home, can achieve the accuracy required for clinical use. If S-WAVE™ does not achieve clinical-grade accuracy, it will not be adopted.

We face intense competition from larger, better-capitalized companies, and our intellectual property may not protect us.

The intraoral imaging market is dominated by established, well-funded companies offering optical scanning systems (including Align Technology/iTero, 3Shape, Medit, and Dexis) and by companies applying artificial intelligence to dental imaging. These competitors have far greater financial, engineering, regulatory, manufacturing, and commercial resources than the Company. The Company's protection currently rests on a single unexpired patent, U.S. Patent No. 10,799,210 B1; a second acquired patent has expired. Earlier provisional applications are no longer pending, and the Company's more recent developments are not protected by any pending application until it files the new portfolio described under “Intellectual Property,” which it intends to do but has not yet completed. Patents may be challenged, designed around, or invalidated; provisional applications may never mature into issued patents; and the Company cannot assure freedom to operate.

We are controlled by our parent company and Chief Executive Officer, and investors will have no meaningful control.

Kronos Advanced Technologies, Inc. (“KNOS”) holds approximately 89.35% of the Company's outstanding equity, and Dr. Greg Rubin, as the control person and Chief Executive Officer of KNOS and Chief Executive Officer of the Company, effectively controls all corporate decisions, including the composition of the board, related-party transactions, and any sale of the Company. In addition, each investor in this Offering grants an irrevocable proxy to the Chief Executive Officer to vote the Securities. As a result, investors will have no meaningful ability to influence the Company's management or affairs. KNOS is a separately traded public company with its own capital needs and obligations, and developments affecting KNOS could adversely affect the Company.

Our management serves multiple affiliated companies, creating potential conflicts of interest.

Dr. Rubin serves as Chief Executive Officer of the Company, of KNOS, and of ATOMIQ, Inc., among other roles, and divides his time among these and other ventures. The Company does not have a formal agreement allocating his time, and there is no assurance he will devote sufficient time to the Company. Conflicts of interest may arise in the allocation of time, business opportunities, intellectual property, financing, and resources among the affiliated companies, and these conflicts may be resolved in a manner that is not in the best interests of the Company's investors.

We depend on a single manufacturing partner and a limited management team.

The Company relies on a single strategic medical-electronics manufacturing partner for prototyping and production planning, and on a very small management team. The loss of that partner, or the inability to scale manufacturing on acceptable terms, would materially delay or

prevent commercialization. Similarly, the loss of Dr. Rubin or other key personnel would materially harm the Company, which does not maintain key-person life insurance.

S-WAVE™ involves the collection and transmission of sensitive patient health information, subjecting us to privacy, security, and healthcare regulation.

S-WAVE™ is designed to capture diagnostic images and, in remote applications, to transmit patient data to dental professionals. This may subject the Company to the Health Insurance Portability and Accountability Act (HIPAA), state privacy and data-security laws, and other healthcare regulations. Compliance is costly and complex, and a data breach, security failure, or regulatory violation could result in significant liability, penalties, reputational harm, and loss of adoption.

Investors will pay a substantial multiple of the Company's book value per share, and the Offering price was not independently determined.

At December 31, 2025 the Company had 48,516,998 outstanding shares of all classes (43,350,000 Common and 5,166,998 historical Preferred) and total stockholders' equity of $5,157,580, or approximately $0.106 per share, of which $5,166,998 is the carrying value of a single intangible asset. Net tangible book value at that date was negative $9,418. Investors in this Offering pay $1.00 per share. No independent appraisal of the Company or of its intellectual property supports that price, and the carrying value of the intellectual property was itself derived from the $1.00 per share value the Company assigned to its own stock in the 2022 acquisition. See “Dilution” and Question 20.

The Board may create a class of preferred stock senior to the Series CF Preferred Stock without your consent.

After giving effect to the maximum Offering, 3,333,002 authorized preferred shares would remain undesignated. The Board — currently a single director who is also the Company's sole officer — may designate and issue those shares as one or more new series on terms ranking senior to the Series CF Preferred Stock in liquidation. Series CF holders have no protective provisions, no preemptive rights and no separate class vote over such an issuance.

You will grant an irrevocable proxy over your votes to the Chief Executive Officer.

Although each Series CF share carries one vote, every Subscriber grants an irrevocable proxy over those votes to the Chief Executive Officer, who is also the control person of the Company's approximately 89% shareholder. The proxy is stated to be coupled with an interest, survives death, incompetency, disability, merger and reorganization, and terminates only upon a firm-commitment underwritten public offering or Exchange Act registration. The voting right attaching to the Securities is therefore not a right you will be able to exercise.

The Company has identified deficiencies in its historical corporate records.

In September 2026 the Company determined that two stock-ledger entries — 500,000 preferred shares in the name of its Chief Executive Officer and sole director, and 100,000 preferred shares dated November 1, 2024 associated with advisory services — did not represent validly authorized or issued shares, and removed both entries for no consideration. The Company has a sole officer and director, no independent directors, no audit committee, and has not historically

maintained corporate records with the rigor of a company with independent governance. Additional record-keeping deficiencies may be identified, and any such deficiency could affect the Company's reported capitalization, expose the Company to claims, or require correction of previously reported information.

The Company's revenue model depends on FDA authorization for home use by consumers, which is harder to obtain than clearance for professional use.

The Company intends to earn most of its revenue by selling the S-WAVE™ tray and a subscription directly to consumers. That requires FDA authorization for home use by lay users, which the Company intends to seek first but has not applied for, and which requires a clinical study in people who scan themselves. It may be delayed materially or never obtained. If the FDA indicates that professional use must come first, direct-to-consumer sales would be delayed.

A direct-to-consumer model carries risks the Company has not yet addressed.

Selling directly to consumers requires the Company to reach and keep individual customers, which can be costly, and the Company has not determined its cost of acquiring a customer. It also requires a network of licensed dentists to review alerts by telehealth. State laws on teledentistry, licensure and the corporate practice of dentistry vary and may limit how the Company can arrange those services, in which states it can operate, or how it can be paid. Consumer advertising of health products is subject to Federal Trade Commission and state rules. Direct-to-consumer dental companies have faced regulatory and professional scrutiny, and dental professional organizations may oppose models they view as reducing in-person care. Any of these factors could delay or prevent the Company's direct-to-consumer plans.

FDA restricts what the Company may say about a device that has not been cleared.

FDA policy limits promotional communications regarding devices that have not received marketing authorization. Statements about S-WAVE™ in this Form C and in the Company's offering-page materials are limited accordingly, and no statement should be interpreted as a representation about the safety or effectiveness of S-WAVE™. A determination by the FDA that any communication constituted improper pre-clearance promotion could require the Company to withdraw materials, delay the Offering, or subject the Company to enforcement action.

Third parties may hold patent rights that the Company's technology infringes.

The Company has not obtained a freedom-to-operate opinion and has not conducted a patent clearance analysis. The field in which the Company intends to operate is patented heavily: at least one remote dental monitoring company is reported to hold more than 200 patents and has publicly asserted them against a competitor in connection with an intraoral image-capture positioning device. The Company's technology includes a tray-form device positioned in the mouth. If a third party asserts patents against the Company, the Company may be required to obtain a licence on terms that are unfavourable or unavailable, to redesign its technology, or to cease activities. The Company has limited financial resources and would be unable to fund a sustained patent dispute. Any such assertion, even if ultimately unsuccessful, could consume the proceeds of this Offering and prevent the Company from pursuing its business plan.

The Company has no manufacturing capability, no facility and no supply chain.

The Company owns no manufacturing facility and has no supplier agreements. It relies on a single strategic medical-electronics manufacturing partner for prototyping and production planning. Establishing manufacturing capable of meeting the FDA's Quality System Regulation under 21 CFR Part 820 will require capital and time the Company has not yet committed, and the Company has not validated that any partner can produce S-WAVE™ at commercial volume, quality or cost.

The Company has no employees and its sole officer serves without compensation.

The Company has no full-time or part-time employees. Its Chief Executive Officer is its only officer and only director, receives no compensation from the Company, and is under no contractual obligation to devote any particular amount of time to it. The Company has no employment agreement with him, no key-person life insurance, and no succession plan. All development, regulatory and administrative work is performed by contractors and advisers the Company does not control, or is funded by the Company's parent. The Company's ability to execute its plan depends on personnel it has not yet engaged and on the continued, voluntary availability of its sole officer.

Reimbursement for remote dental monitoring is not established, and the absence of a payment pathway could limit adoption.

The Company's intended revenue model depends mainly on consumers paying, out of pocket, for the tray and a recurring subscription, and secondarily on dental practices. The Company is not aware of an established billing code or insurance reimbursement pathway for ultrasound-based remote dental monitoring. An estimated 76 million U.S. adults lack dental insurance; adults with private dental coverage commonly face annual maximums and meaningful out-of-pocket costs; and adult dental benefits are optional for states under Medicaid (CareQuest Institute for Oral Health, "Maxed Out: The Reality of Reaching Dental Insurance Limits," February 2026; CareQuest Institute for Oral Health, "Out of Pocket: A Snapshot of Adults' Dental and Medical Care Coverage," May 2025). Industry research has identified whether dentists can bill for screening, preventive and follow-up services as a principal factor in whether such tools are adopted (CareQuest Innovation Partners, "Beneath the Surface: 2026 Innovation in Oral Health," 2026). If consumers will not pay out of pocket, or practices cannot be paid for using S-WAVE™, the Company may be unable to achieve its intended pricing, adoption or any revenue.

The dental market is fragmented, adoption of new diagnostic devices is slow, and customers increasingly require independent evidence of value.

Most U.S. dental practices remain independently owned (American Dental Association Health Policy Institute, "Practice Ownership Trends in Dentistry: A New Look at Old Data," June 2025), which makes distribution costly and slow for a company that has no salesforce. New diagnostic devices generally require research and development, clinical validation, regulatory authorization and reimbursement development before they can be adopted at scale, and each stage requires time and capital that the Company does not currently have. Dental practices, dental service organizations and payers increasingly expect independent evidence that a new tool improves outcomes or reduces cost, and industry observers have noted that much of the return-on-investment evidence in dental technology is reported by the companies themselves (CareQuest Innovation Partners, "Beneath the Surface: 2026 Innovation in Oral Health," 2026).

The Company has no clinical or economic data for S-WAVE™ and has not determined the cost of generating it.

Larger platforms may replicate or bundle the features the Company intends to offer.

Well-capitalized dental artificial-intelligence, imaging, practice-management and insurance-administration companies have expanded from their original products into adjacent services and may add remote monitoring or clinician-escalation features to products already installed in dental practices. A feature offered within an existing platform may be adopted more readily than a stand-alone service from a new entrant, even where the stand-alone service uses a different imaging modality. If that occurs, the Company may be unable to compete effectively, or may be able to realize value only as a supplier, licensor, partner or acquisition target, on terms it does not control.

Extending the Offering Deadline would cancel investments that are not reconfirmed and could require a new audit.

If the Company extends the Offering Deadline, that is a material change requiring every investor who has not yet been issued securities to reconfirm within five business days; commitments that are not reconfirmed are cancelled and the funds returned. Separately, if the Offering remains open beyond 120 days after the end of the Company's 2026 fiscal year, the Company would be required to provide audited financial statements for the year ending December 31, 2026 before proceeding. Either event could materially disrupt or terminate the Offering.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the

Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering; it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law,

state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Company's officers and directors to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public offering. If a liquidity event does not occur,

Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities carry voting rights; however, each Investor will grant an irrevocable proxy to the Chief Executive Officer and therefore will have no practical ability to direct the Company or its actions. In addition, the dental technology sector has produced relatively few visible venture-backed exits, while venture capital has concentrated in larger companies and perceived category leaders (CareQuest Innovation Partners, "Beneath the Surface: 2026 Innovation in Oral Health," 2026; HSBC Innovation Banking, "2026 Mid-Year Healthcare Venture Report," July 2026). This may reduce the likelihood that the Company is sold or that another liquidity event occurs.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including the holders of any securities ranking senior to the Securities, have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	10,000 Series CF Preferred Stock
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	10,000 Series CF Preferred Stock
Maximum Amount of the Securities Offered	5,000,000 Series CF Preferred Stock
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	5,000,000 Series CF Preferred Stock
Price Per Security	$1.00
Minimum Individual Purchase Amount	$500.00
Offering Deadline	April 18, 2027
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

KronosMD, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF as well as a $3,500 listing fee upon the commencement of the campaign. The issuer is also responsible for reimbursing PicMii for the cost associated with escrow, payments and bad actor check costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000.00 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000.00, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a

material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000.00, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the "Use of Proceeds" section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.90%	$490.00	4.90%	$245,000.00
Software and Mobile App Development	95.10%	$9,510.00	30.10%	$1,505,000.00
Hardware Design, Prototyping & Manufacturing	0.00%	$0	30.00%	$1,500,000.00
Regulatory Activities & FDA Submission	0.00%	$0	8.00%	$400,000.00
Patent Filings	0.00%	$0	4.00%	$200,000.00
General & Administrative	0.00%	$0	10.00%	$500,000.00
Legal & Compliance	0.00%	$0	6.00%	$300,000.00
Sales & Marketing	0.00%	$0	7.00%	$350,000.00
Total	**100%**	**$10,000.00**	**100%**	**$5,000,000.00**

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company. The allocation of proceeds differs between the Target Offering Amount and the Maximum Offering Amount because the Target Offering Amount, after payment of the Intermediary's fee, would fund only continued software and mobile application development. Hardware design, prototyping and manufacturing, regulatory activities and FDA submission, patent filings, general and administrative expenses, legal and compliance, and sales and marketing activities will be funded only to the extent proceeds raised exceed the Target Offering Amount, in the approximate proportions shown above.

Repayment of the parent advance. The Company does not intend to use proceeds of this Offering to repay the $10,000 due to Kronos Advanced Technologies, Inc. The advance remains due on demand. Kronos Advanced Technologies, Inc. is the Company's controlling shareholder, and its control person is the Company's sole officer and director. See Questions 23 and 25.

Officer and director compensation. No compensation has been paid or accrued to any officer or director of the Company since inception. The Company does not intend to pay officer or director compensation from the proceeds of this Offering.

How will the issuer complete the transaction and deliver securities to the investors?

Manage Own Records - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Preferred Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the Company will maintain such investment records itself. Stock ownership is recorded in the company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at

least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $5,000,000 in Series CF Preferred Stock at $1.00 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000.00 | 10,000 shares of Series CF Preferred Stock
Offering Maximum: $5,000,000 | 5,000,000 shares of Series CF Preferred Stock
Type of Security Offered: Series CF Preferred Stock
Purchase Price of Security Offered: $1.00 per share
Minimum Investment Amount (per investor): $500 | 500 shares of Series CF Preferred Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000.00 by April 18, 2027 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Bonuses:

Time-Based Incentives (Bonus shares applied at the time of investment):

Super Early Bird Bonus: Invest within the first 7 days of this Regulation Crowdfunding offering and receive 20% bonus shares.

Early Bird Bonus: Invest within the first 21 days of this Regulation Crowdfunding offering and receive 10% bonus shares.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Tier 1: Invest $2,000+ and receive 10% bonus shares.

Tier 2: Invest $5,000+ and receive 15% bonus shares.

Tier 3: Invest $10,000+ and receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted*

if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Bonus categories do not stack. An investor who qualifies under more than one bonus category receives only the single highest rate for which the investor qualifies, and in no event more than 0.20 bonus shares per purchased share, consistent with the Articles of Amendment designating the Series CF Preferred Stock. The Company is not offering any perk other than bonus shares.*

****Fractional bonus shares will be rounded up to the nearest whole share.*

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material terms of the Series CF Preferred Stock.

On September 10, 2026 the Company filed Articles of Amendment with the Colorado Secretary of State designating 6,500,000 of its 15,000,000 authorized preferred shares as Series CF Preferred Stock. The principal terms are summarized below and are qualified in their entirety by the Articles of Amendment, filed as Exhibit D.

Par value and Original Issue Price. Each Series CF share has a par value of $1.00 and an Original Issue Price of $1.00.

Voting. Each Series CF share carries one vote and votes together with the Common Stock as a single class. Series CF holders have no separate class vote on any matter other than as required by nonwaivable provisions of Colorado law. Each Subscriber grants an irrevocable proxy over those votes to the Chief Executive Officer. See Questions 13 and 14.

Conversion. Each Series CF share is convertible at the option of the holder into one share of Common Stock. The conversion ratio is one-to-one and is not subject to price-based anti-dilution adjustment.

Liquidation preference. Series CF Preferred Stock carries a nonparticipating liquidation preference equal to its Original Issue Price, payable on the parity terms stated in the Articles of Amendment. “Nonparticipating” means that after receiving the preference amount, Series CF holders do not also share in remaining assets alongside the Common Stock; a holder who would receive more by converting may elect to convert and participate as a common holder instead.

Ranking against the Company's other outstanding stock. The Company's 5,166,998 outstanding historical preferred shares were issued before the creation of any named preferred series and remain undesignated preferred stock. As disclosed in Note 5 to the audited financial statements, those shares have no documented mandatory redemption, holder put, fixed dividend, conversion right, or stated liquidation preference. Accordingly the Series CF liquidation preference is not subordinated to those shares.

Deemed Liquidation Events. Qualifying mergers, consolidations, statutory share exchanges, similar business combinations, and dispositions of all or substantially all of the Company's assets are treated as Deemed Liquidation Events, in which the liquidation preference becomes payable.

Waiver by majority holders. Holders of more than 50% of the outstanding Series CF shares may elect that a particular transaction will not receive Deemed Liquidation Event treatment. That election binds all Series CF holders, including those who do not consent and those who vote against it. The election is a waiver of the economic treatment only and does not give Series CF holders any separate right to approve or veto a transaction.

Dividends. Series CF Preferred Stock carries no fixed, stated, accruing, cumulative or guaranteed dividend and no minimum return. Dividends may be declared by the Board in its discretion. The Company has never declared or paid a dividend on any class of its stock and does not anticipate doing so.

Bonus shares. The Articles of Amendment permit up to 0.20 additional Series CF bonus shares for each purchased share, issued without additional cash consideration as part of the same investment. Purchased and bonus shares have identical rights. Bonus categories do not stack: an investor who qualifies under more than one bonus category receives only the single highest rate for which the investor qualifies, and in no event more than 0.20 bonus shares per purchased share. All purchased and bonus shares count toward the 6,500,000-share Series CF designation.

No preemptive or protective rights. Series CF holders have no preemptive rights, no registration rights, no redemption or put right, no anti-dilution protection, no board representation or observer right, no information rights beyond the annual report required by Regulation Crowdfunding, and no separate class consent over the issuance of additional securities, including securities ranking senior to the Series CF Preferred Stock.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

KronosMD is offering Series CF Preferred Stock which has voting rights, however, those voting rights will be sent back to the CEO through proxy:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an

individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

14. Are there any limitations on any voting or other rights identified above?

Yes. Although each Series CF share carries one vote, every Subscriber grants an irrevocable proxy over those votes to the Chief Executive Officer of the Company, as set out in full at Question 13. The practical effect is that Series CF holders will not exercise their votes; the Chief Executive Officer will exercise them. The proxy is stated to be coupled with an interest, is irrevocable, survives the death, incompetency or disability of an individual Subscriber and the merger or reorganization of an entity Subscriber, and terminates only upon the closing of a firm-commitment underwritten public offering or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Separately, and independent of the proxy, Kronos Advanced Technologies, Inc. holds all 43,350,000 outstanding shares of Common Stock, representing approximately 89.35% of total voting power before this Offering and approximately 79.52% after a Maximum Offering with maximum bonus shares. Series CF holders would therefore hold a minority of voting power in every scenario contemplated by this Offering even if the proxy did not exist.

Series CF holders also have no separate class vote, no protective provisions, and no board representation. The only Series CF holder action contemplated by the Articles of Amendment is the majority waiver of Deemed Liquidation Event treatment described at Question 12, which binds all holders including those who do not consent.

15. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Voting Rights
Common Stock	85,000,000	43,350,000	None	Yes
Preferred Stock	8,500,000	5,166,998*	N/A	Yes
Series CF Preferred Stock	6,500,000	0	N/A	Yes

**In September 2026 the issuer completed a reconciliation of its capitalization records and determined that an internal record entry dated November 1, 2024 for 100,000 preferred shares associated with advisory services was not supported by documentation sufficient to establish that the shares had been validly authorized or issued. The entry was cancelled and removed from the stock ledger for no consideration. No preferred shares are or were held by any member of the issuer's Advisory Board. Prof. Daniel Alter, Chairman of the Advisory Board, remains a related party of the issuer. The issuer's intellectual property was acquired on December 22, 2022 from the shareholders of S-Ray Inc. in exchange for 5,166,998 shares of Preferred Stock; to the issuer's knowledge, no director, officer, or 20% beneficial owner of the issuer had a direct or indirect material interest in that transaction. See Question 24. Because the 100,000-share entry did not represent validly issued shares, it has been removed and is not reflected in the audited financial statements filed as Exhibit A; Note 6 states that the Company issued no equity instruments during 2025 or 2024.*

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

Dilution

Investors purchasing Series CF Preferred Stock in this Offering will experience immediate and substantial dilution measured against the Company's book value per share.

Book value per share before the Offering. At December 31, 2025 the Company had 48,516,998 shares of all classes outstanding (43,350,000 Common and 5,166,998 historical Preferred) and total stockholders' equity of $5,157,580, according to its audited balance sheet — a book value of approximately $0.106 per share.

Net tangible book value per share before the Offering. Substantially all of the Company's assets consist of a single intangible asset — patents and related intellectual property — carried at $5,166,998, which has not been independently appraised. Excluding that asset, the Company's net tangible book value at December 31, 2025 was negative $9,418 (cash of $582 less $10,000 due to its parent), or less than $(0.001) per share.

An investor paying $1.00 per share is therefore paying approximately 9.4 times the Company's book value per share of approximately $0.106 — for an asset base whose entire value derives from an intangible asset recorded at a cost determined by the number of the Company's own shares issued as consideration in a 2022 acquisition. See Question 20.

Pro forma net tangible book value. Assuming the Maximum Offering Amount is sold with maximum bonus shares (6,000,000 Series CF shares in total), and deducting the intermediary fee of $245,000 and the $3,500 listing fee but no other offering costs, the Company's pro forma net tangible book value at December 31, 2025 would have been approximately $4,742,082, or approximately $0.087 per share on 54,516,998 shares outstanding. An investor paying $1.00 per share would therefore experience immediate dilution in net tangible book value of approximately $0.913 per share, or about 91%. At the Target Offering Amount, pro forma net tangible book value would remain negative. This calculation is illustrative and does not reflect results of operations or other changes after December 31, 2025.

Voting dilution. At the Maximum Offering Amount with maximum bonus shares, Kronos Advanced Technologies, Inc. would hold approximately 79.52% of total voting power, the historical preferred approximately 9.48%, and Series CF holders approximately 11.01%. Because

each Subscriber grants an irrevocable proxy to the Chief Executive Officer, Series CF holders will not exercise that 11.01% themselves.

Future dilution. The Company may issue additional securities at any time without the consent of Series CF holders. After giving effect to the Maximum Offering Amount, approximately 500,000 authorized Series CF shares, 3,333,002 undesignated preferred shares, and 41,650,000 authorized common shares would remain unissued. The Board — currently a single director who is also the Company's sole officer — may designate the remaining undesignated preferred as one or more new series on terms that rank senior to the Series CF Preferred Stock in liquidation, and may issue those shares without Series CF consent.

A worked example of down-round dilution. An investor who commits $10,000 during the first seven days receives 10,000 purchased shares plus 2,000 bonus shares — 12,000 Series CF shares at an effective price of $0.8333. At the Maximum Offering Amount that investor would hold approximately 0.022% of the Company. If the Company subsequently raises $10,000,000 at a $20,000,000 pre-money valuation, the new investors would pay a materially lower price per share than $1.00, the investor's percentage ownership would fall further, and the value of the investor's position would decline. A future financing would also likely be structured as preferred stock ranking senior to Series CF, placing the investor behind those holders in any liquidation or Deemed Liquidation Event. This example is illustrative only and is not a plan, forecast or expectation.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

KronosMD has Common Stock, Preferred Stock, and Series CF Preferred Stock in the company. All three classes of stock have voting rights. The issuer is offering Series CF Preferred Stock in this offering, however, the voting rights in the offering will be sent back to the CEO through proxy:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

19. How could the exercise of rights held by the principal owners identified under "Principal Security Holders" above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Stated valuation. The Company is conducting this Offering at a pre-money valuation of $48,516,998, calculated as the 48,516,998 shares of Common Stock and historical Preferred Stock outstanding multiplied by the $1.00 Offering price. The Company has no outstanding options, warrants, convertible notes or simple agreements for future equity.

How the Offering price was determined. The $1.00 price per Series CF share was established by the Board of Directors. In setting it the Board considered the Company's capital requirements to reach a regulatory submission, its development stage, the scope and carrying value of its intellectual property, the absence of operating history and revenue, the risks described under "Risk Factors," the rights attaching to the Series CF Preferred Stock, and the $1.00 per share value assigned in the December 22, 2022 acquisition of the S-Ray intellectual property.

Material limitations on the valuation. Investors should understand the following before relying on the stated valuation:

1. **No independent appraisal.** No third-party valuation of the Company or of its intellectual property has been obtained. The price was not negotiated with an unaffiliated investor.

2. **The valuation is circular.** The carrying value of the Company's intellectual property, $5,166,998 as stated in Note 4 to the audited financial statements, was derived from the $1.00 per share value the Company itself assigned to its own stock in the 2022 acquisition. The carrying value therefore does not independently corroborate the $1.00 Offering price; the two figures come from the same source.

3. **Book value is far below the Offering price.** Book value per share at December 31, 2025 was approximately $0.106, and net tangible book value per share was negative. See "Dilution."

4. **No earnings basis exists.** The Company has never generated revenue. Earnings-based valuation methods are not applicable.

5. **No independent market.** There is no public market for the Company's securities and none is expected to develop. The valuation has never been tested by an arm's-length transaction.

6. **The Company has not been valued by an institutional investor.** Companies developing artificial-intelligence dental imaging software have raised institutional capital at valuations both above and below the Company's, but those companies generally hold FDA clearances, generate revenue, and employ staff. The Company does none of these things, and investors should not treat those valuations as support for the Company's.

Future valuations may differ materially. A subsequent financing, appraisal, merger, acquisition or asset sale may value the Company at a materially different figure, including a figure substantially below $1.00 per share.

Bonus shares and effective price. Investors are encouraged to evaluate this Offering based on the total number of Series CF shares they will receive, including any bonus shares, rather than solely on the stated $1.00 purchase price. Bonus shares reduce the effective price for eligible investors and dilute investors who receive fewer bonus shares or none.

Methods by which the securities may be valued in the future. The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings

approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Articles of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the Series CF Preferred Stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds

will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Material terms of any indebtedness of the issuer:

Creditor	**Amount outstanding**	**Interest rate**	**Maturity**	**Other material terms**
Kronos Advanced Technologies, Inc. (parent and controlling shareholder)	$10,000 as of December 31, 2025 (audited balance sheet)	None (non-interest-bearing)	None; due on demand	Unsecured. Arose when the Parent paid professional fees to third-party service providers on the Company's behalf during 2025. No shares of any class were issued in connection with the advance. No stated repayment schedule. See Note 10 to the audited financial statements and Question 25.

The Company had no indebtedness at December 31, 2024. Because the arrangement is with a controlling party, its terms are not necessarily those that would have been obtained from an unrelated party, and the Company makes no representation that they are equivalent to arm's-length terms.

24. What other exempt offerings has the Company conducted within the past three years?

December 22, 2022. The Company issued 5,166,998 shares of Preferred Stock to the shareholders of S-Ray Inc. as consideration for the acquisition of patents and related intellectual property, in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended. No cash proceeds were received. The consideration was the acquired intellectual property, which is recorded as the Company's principal asset. See Note 4 to the audited financial statements filed as Exhibit A.

The Company has conducted no other exempt offering within the past three years.

Stock-record reconciliation. In September 2026 the Company completed a reconciliation of its capitalization records and identified two internal record entries that did not represent shares validly authorized or issued: 500,000 preferred shares recorded in the name of the Company's Chief Executive Officer and sole director, and 100,000 preferred shares dated November 1, 2024 associated with advisory services. In each case the Company determined that the documentation was not sufficient to establish valid authorization or issuance — no resolution of the Board of Directors authorizing the issuance, determining the adequacy of consideration or establishing the terms of any award was located, and no written award agreement was located. Each entry was cancelled and removed from the stock ledger for no consideration. Neither block of shares was outstanding at either balance sheet date presented in the audited financial statements, neither was

consideration for the patent assets, and neither had any effect on those statements. Following the reconciliation, 5,166,998 preferred shares are issued and outstanding. Notes 5, 10 and 14 to the audited financial statements describe the 500,000-share entry. Because the 100,000-share entry did not represent validly issued shares, it has been removed and is not reflected in the audited financial statements; Note 6 states that no equity instruments were issued during 2025 or 2024. See also the risk factor captioned “The Company has identified deficiencies in its historical corporate records.”

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

The threshold for disclosure under this item is five percent of the aggregate amount of capital raised in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount sought in this Offering. The Company has raised no capital under Section 4(a)(6) to date; the Target Offering Amount in this Offering is $10,000, giving a disclosure threshold of $500. The Company discloses the following:

(1) Advances from Kronos Advanced Technologies, Inc. KNOS holds all 43,350,000 outstanding shares of the Company's Common Stock, representing approximately 89.35% of voting power, and is therefore a beneficial owner of more than 20% of the Company's voting equity securities. Dr. Greg Rubin, the Company's sole officer and director, is the Chief Executive Officer and a controlling holder of KNOS and is accordingly deemed to have an indirect material interest. During the year ended December 31, 2025 KNOS paid $10,000 of professional fees to third-party service providers on the Company's behalf. The advance is non-interest-bearing, unsecured and due on demand, with no stated maturity or repayment schedule, and no shares of any class were issued in connection with it. The balance outstanding was $10,000 at December 31, 2025 and $nil at December 31, 2024. These amounts agree to the Company's audited financial statements. See Note 10 to the audited financial statements and Question 23.

(2) Services provided or funded by the Parent without charge. Development, administrative and professional services incurred on the Company's behalf to date have been limited and, to the extent provided, have been provided or funded by KNOS without charge to the Company.

(3) Advisory Board. Members of the Company's Advisory Board, including its Chairman Prof. Daniel Alter, serve without cash compensation and hold no equity in the Company. The 100,000-share preferred entry dated November 1, 2024 was cancelled as described in Question 24. Advisory Board members are not officers, directors or employees and have no management authority.

(4) Officer compensation. No compensation has been paid or accrued to the Company's sole officer and director since inception.

Because each of these arrangements is with a controlling party or an affiliate, the terms are not necessarily those that would have been obtained from an unrelated party in an arm's-length transaction.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Basis of presentation. The following discussion should be read together with the Company's audited financial statements as of and for the years ended December 31, 2025 and 2024 and the related notes, filed as Exhibit A. Those financial statements were prepared in accordance with U.S. generally accepted accounting principles and audited by BAS Partners LLC, independent certified public accountants, Pembroke Pines, Florida, whose report is dated September 24, 2026. The Company has not commenced commercial operations and has generated no revenue since inception. Its activities to date have consisted of acquiring and developing intellectual property and preparing to raise capital.

Selected audited financial data (U.S. dollars)	**2025**	**2024**
Statements of Operation — years ended December 31		
Revenue	—	—
Professional fees	10,000	—
General and administrative	119	119
Bank fees	60	60
Total operating expenses	10,179	179
Net loss	(10,179)	(179)
Net loss per share, basic and diluted	((<0.01)lt;0.01)	((<0.01)lt;0.01)

Cash Flows — years ended December 31		
Net cash used in operating activities	(179)	(179)
Net cash from investing and financing activities	—	—
Balance Sheets — at December 31		
Cash and cash equivalents	582	761
Intangible assets (patents and intellectual property)	5,166,998	5,166,998
Total assets	5,167,580	5,167,759
Due to related party (Kronos Advanced Technologies, Inc.)	10,000	—
Total liabilities	10,000	—
Accumulated deficit	(52,768)	(42,589)
Total stockholders' equity	5,157,580	5,167,759

Results of operations. The Company had no revenue in either year. Total operating expenses were $10,179 for 2025, compared with $179 for 2024. The increase consisted of $10,000 of professional fees paid to third-party service providers on the Company's behalf by its parent, Kronos Advanced Technologies, Inc. ("KNOS"). Other expenses were $119 of general and administrative expense and $60 of bank fees in each year. The Company had no other income or expense and recorded no income tax expense. Net loss was $10,179 for 2025 and $179 for 2024, less than $0.01 per share in each year. The Company has no employees, its sole officer serves without compensation, and certain services have been provided or funded by KNOS without charge (see Question 25), so historical expenses do not reflect the cost of carrying out the Company's business plan.

Financial condition. At December 31, 2025 total assets were $5,167,580, consisting of cash of $582 and patents and related intellectual property carried at $5,166,998. The intellectual property represents substantially all of the Company's assets. It was recorded at the $1.00 per share value assigned to the 5,166,998 preferred shares issued to acquire it in December 2022, has not been placed in service, and accordingly has not been amortized; management concluded that no impairment was required (Note 4). Total liabilities were $10,000, all of it owed to KNOS. Total stockholders' equity was $5,157,580, after an accumulated deficit of $52,768.

Liquidity and capital resources. Cash decreased from $761 at December 31, 2024 to $582 at December 31, 2025. Net cash used in operating activities was $179 in each year, and the Company had no investing or financing cash flows in either year. The Company has funded its operating costs through advances from KNOS. The $10,000 advance outstanding at December 31, 2025 is non-interest-bearing, unsecured and due on demand, and KNOS is under no

obligation to make further advances (see Question 23 and Note 10). The Company has no other committed source of financing and no credit facility.

Going concern. Management has concluded that the Company's limited cash, absence of revenue, accumulated deficit and dependence on demand advances from KNOS raise substantial doubt about its ability to continue as a going concern within one year after the date the financial statements were available to be issued, and that management's plans — this Offering and continued KNOS advances until the Offering closes — are not sufficient to alleviate that doubt (Note 3). The Independent Auditors' Report includes a paragraph describing that substantial doubt; the auditors' opinion is not modified with respect to this matter. The financial statements do not include any adjustments that might result if the Company were unable to continue as a going concern.

Burn rate and runway. Historical cash burn has been minimal — $179 per year of cash used in operations — because the Company's activity has been limited and its costs have been paid by KNOS. Without the proceeds of this Offering or further KNOS advances, the Company's cash would not fund any part of its plan. The Company expects its spending to increase substantially after a closing, in line with "Use of Proceeds," and to scale that spending to the amount raised.

Effect of the Offering at different raise levels. At the Target Offering Amount of $10,000, proceeds after the 4.9% intermediary fee ($490) and the $3,500 listing fee would be approximately $6,010, before the escrow, payment-processing and bad-actor-check costs the Company must reimburse to the intermediary. That amount would fund only limited software work and would not fund any of the milestones below. At the Maximum Offering Amount of $5,000,000, proceeds after the intermediary fee ($245,000) and listing fee would be approximately $4,751,500, applied as shown under "Use of Proceeds." Proceeds between those amounts would first fund software development and then the other categories in approximately the proportions shown for the Maximum Offering Amount. Even at the Maximum Offering Amount, the Company will need substantial additional capital to complete FDA review and bring S-WAVE™ to market.

Milestones. If sufficient proceeds are raised, the Company intends to pursue the following milestones, with estimated costs taken from "Use of Proceeds" at the Maximum Offering Amount:

(1) Software and mobile application development — approximately $1,505,000.

(2) Hardware design, prototyping and manufacturing — approximately $1,500,000.

(3) Regulatory activities, including design controls, bench verification testing and an FDA Pre-Submission — approximately $400,000.

(4) Filing of more than 30 new patent applications — approximately $200,000.

These estimates are forward-looking, have not been independently verified, and may change. A clinical study for home-use authorization is not included in these amounts and has not been costed. See "Regulatory Pathway" and "Risk Factors."

Material changes since December 31, 2025. (a) In September 2026 the Company completed a reconciliation of its capitalization records and cancelled, for no consideration, two internal record entries totalling 600,000 preferred shares that were not validly authorized or issued; the

reconciliation had no financial effect (see Question 24). (b) On September 10, 2026 the Company filed Articles of Amendment designating 6,500,000 preferred shares as Series CF Preferred Stock; no Series CF shares have been issued (Note 14). (c) The Company is incurring costs to prepare this Offering, including the intermediary's $3,500 listing fee payable when the campaign commences. The Company does not intend to use proceeds of this Offering to repay the $10,000 owed to KNOS (see "Use of Proceeds").

**For additional information regarding the issuer's financials, please review the audited financial statements for the years ended December 31, 2025 and 2024, together with the Independent Auditors' Report of BAS Partners LLC dated September 24, 2026, filed as Exhibit A.*

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading**

Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:

1. **Association with an entity regulated by such commission, authority, agency or officer?**
2. **Engaging in business of securities, insurance, or banking?**
3. **Engaging in savings association or credit union activities?**

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to**

constitute a scheme or device for obtaining money or property through the mail by means of false representations?

KronosMD, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Audited Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: See Exhibit D

Bylaws: See Exhibit E

Exhibit A

Audited Financial Statements of KronosMD, Inc. as of and for the years ended December 31, 2025 and 2024, with the Independent Auditors' Report of BAS Partners LLC dated September 24, 2026 (See attachment to Form C)

Exhibit B

Offering Page (See attachment to Form C)

Exhibit C

Subscription Agreement (See attachment to Form C)

Exhibit D

Articles of Incorporation (See attachment to Form C)

Exhibit E

Bylaws (See attachment to Form C)